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Shawn Paul Wood
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FOR IMMEDIATE RELEASE
June 13, 2011

Mannatech Announces Executive Promotions
Health and wellness leader recognizes people internally, bolsters team for the future

(COPPELL, Texas) – Mannatech, Incorporated (NASDAQ: MTEX), today announced promotions to its executive sales, marketing and operations teams. **Mannatech Co-CEOs Dr. Robert Sinnott and Steve Fenstermacher** shared that these promotions were both strategic and important to the foundation of the company.

"These promotions are well-deserved and demonstrate confidence in our senior staff to drive Mannatech into profitability and growth. We're pleased to be able to promote from within our organization, and we look forward to the continuing success of each of these capable and energetic company leaders," they said.

Mannatech's recent promotions include:

- **Alfredo Bala was promoted to executive vice president of sales**. Mr. Bala joined Mannatech in 2007, and previously had held the post of Senior Vice President of Global Sales. Before coming to the company, he held the position of Chief Operating Officer for Britt Worldwide LLC, one of the largest independent marketing organizations for Amway, a global direct selling company. In his new position, Mr. Bala will assume primary responsibility for Mannatech's sales activity in North America, including Mexico, Canada and the United States.

- **Ronald Norman was promoted to senior vice president of international.** Mr. Norman joined Mannatech in 1996. He has been instrumental in opening each of the 16 international markets in which Mannatech operates. Mr. Norman also has a background in tax and accounting and is a CPA. Prior to joining Mannatech, Mr. Norman worked for several multinational accounting firms in their Entrepreneurial Services Divisions specializing in services for growth companies seeking expansion opportunities in the United States and internationally.

- **Brett Duncan was promoted to vice president of marketing.** Mr. Duncan joined Mannatech in 2009 and has lead all online marketing initiatives for the company since then. He was previously Marketing Manager for AdvoCare, a direct selling company in Plano, Texas and has been in the direct selling industry since 2002.

- **Tait Switzer was promoted to vice president of research and development of technical services.** Mr. Switzer most recently was Sr. Director of Product Development for Mannatech, serving with the company in increasingly responsible positions since 2002. Before joining Mannatech Mr. Switzer was head of Product Development and Validations for a pharmaceutical firm based in Fort Worth.

Mannatech also announced that Mark Nicholls was named Vice President, Treasury and Tax by the Mannatech Board in April 2011. Mr. Nicholls joined the company in 2007 as Senior Manager of Tax. He is a CPA and prior to coming to Mannatech held senior positions in the commercial real estate industry.

About Mannatech
Mannatech, Incorporated, develops high-quality health, weight and fitness, and skin care products that are based on the solid foundation of nutritional science and development standards. Mannatech is dedicated to its platform of Social Entrepreneurism based on the foundation of promoting, aiding and optimizing nutrition where it is needed most around the world. Mannatech's proprietary products are available through independent sales Associates around the globe including the United States, Canada, South Africa, Australia, New Zealand, Austria, Denmark, Germany, Norway, Sweden, the Netherlands, the United Kingdom, Japan, Taiwan, Singapore, the Republic of Korea and Mexico. For more information, visit Mannatech.com.

Please note: This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of phrases or terminology such as "intend" or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties and other factors. Some of these factors include, among others, Mannatech's inability to attract and retain Associates and Members, increases in competition, litigation, regulatory changes and its planned growth into new international markets. Although Mannatech believes that the expectations, statements and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.